UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                              GUILFORD MILLS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    401794201
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                                 (CUSIP Number)
                                                     with a copy to:
       Mark A. Neporent, President                   Robert G. Minion, Esq.
       c/o Cerberus Capital Management, L.P.         Lowenstein Sandler PC
       GMI Holding Corporation                       65 Livingston Avenue
       299 Park Avenue                               Roseland, New Jersey  07068
       New York, New York  10171                     (973) 597-2424
       (212) 421-2600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  401794201
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                         GMI Merger Corporation (I.R.S. No. 20-0831402)
                         GMI Holding Corporation (I.R.S. No. 20-0876601)
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)
             (b)

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  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):    WC, OO

--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:     Delaware

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        Number of                        7) Sole Voting Power:                 *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:      2,641,615*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:            *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power: 2,641,615*
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                       2,641,615*

--------------------------------------------------------------------------------
  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      48.0%*

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):    CO

--------------------------------------------------------------------------------

* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GMI Merger Corporation, GMI Holding Corporation or any other person that it is the beneficial owner of any of the common stock of Guilford Mills, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Guilford Mills, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6601 West Market Street, Greensboro, North Carolina 27409.


Item 2.   Identity and Background.
          -----------------------

          The name of the persons filing this statement are GMI Merger Corporation, a Delaware corporation ("GMI Merger"), and GMI Holding Corporation, a Delaware corporation ("GMI Holding"). The address of the principal office of both GMI Merger and GMI Holding is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

          Each of GMI Merger and GMI Holding is a privately-held corporation formed for the purpose of effecting the transactions described in this Schedule 13D. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of, each person controlling, each of GMI Merger and GMI Holding, and each executive officer and director (or other controlling person) of any corporation or other person ultimately in control of GMI Merger and GMI Holding, in each case as of the date hereof.

          During the past five years, neither GMI Merger or GMI Holding, nor to GMI Merger or GMI Holding's knowledge, any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither GMI Merger or GMI Holding, nor to GMI Merger or GMI Holding's knowledge, any person or entity named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Agreement and Plan of Merger, dated as of February 27, 2004, by and among GMI Merger, GMI Holding and the Company (the "Merger Agreement"), GMI Merger, GMI Holding and certain stockholders of the Company (collectively, the "Stockholders") entered into one or more Support Agreements, dated as of the date of the Merger Agreement (each, a "Support Agreement"), as described in Item 6 of this Schedule 13D. As a result of the terms of the Merger Agreement and the Support Agreements, GMI Merger and GMI Holding may be deemed to be the beneficial owner of 2,641,615 Shares.

Item 4.   Purpose of Transaction.
          ----------------------

          The Support Agreements, which are described in Item 6 of this Schedule 13D, were a condition precedent to the willingness of GMI Merger and GMI Holding to enter into the Merger Agreement, and were entered into by the parties thereto in order to increase the likelihood that the approval of the Company's stockholders required in order to consummate the Merger (as defined in the Merger Agreement) will be obtained.

          Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) GMI Merger will merge with and into the Company, (ii) the Company shall continue in existence as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Surviving Corporation will become a wholly owned subsidiary of GMI Holding, (iv) each Share will be converted into the right to receive $19.00 in cash (subject to certain conditions and exceptions set forth in the Merger Agreement), (v) the directors of GMI Merger and the officers of the Company, respectively, immediately prior to the Merger shall be the directors and officers, respectively, of the Surviving Corporation upon the consummation of the Merger, and (vi) the certificate of incorporation and by-laws of the Surviving Corporation shall be amended upon the consummation of the Merger in accordance with the terms of the Merger Agreement and, as so amended, shall be the certificate of incorporation and by-laws of the Surviving Corporation.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 5,501,053 Shares issued and outstanding as of February 27, 2004. As a result of the provisions set forth in the Support Agreements with respect to the 2,641,615 Shares which are the subject of the Support Agreements, GMI Merger and GMI Holding may be deemed to have certain shared power to vote and direct the disposition of such 2,641,615 Shares. Thus, as of February 27, 2004, for the purposes of Reg. Section 240.13d-3, GMI Merger and GMI Holding may be deemed to beneficially own 2,641,615 Shares, or 48.0% of the Shares deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by GMI Merger or GMI Holding or any other person that it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Neither GMI Merger or GMI Holding, nor to the knowledge of GMI Merger or GMI Holding, any person or entity named on Schedule A annexed hereto, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty days prior to February 27, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Support Agreements, among other things, GMI Merger, GMI Holding and the Stockholders agreed to the terms pursuant to which (i) the Stockholders shall validly tender all Shares held by them into the Offer (as defined in the Merger Agreement) and not withdraw such tendered Shares from the Offer, (ii) the Stockholders shall, and the Stockholders shall instruct certain of their directors, officers, employees and agents to, terminate all discussions regarding possible acquisitions of the Company that would interfere with the Merger, (iii) the Stockholders shall not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or transfer any voting rights with respect to, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment, disposition or transfer of voting rights with respect to, any or all of the Shares subject to the Support Agreements, except pursuant to the terms of the Merger Agreement, and (iv) each Stockholder shall vote or consent (or cause to be voted or consented) all of the Shares subject to the Support Agreements (a) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any action required in furtherance thereof, and (b) in opposition of any other acquisition of the Company, any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company pursuant to the Merger Agreement or the Support Agreements and any other action which is intended to or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Support Agreements and the Merger Agreement, in each case as more particularly set forth and described in the Support Agreements incorporated by reference as Exhibit 1 and
Exhibit 2 hereto.

          Pursuant to the Merger Agreement, among other things, the Company agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding Takeover Proposals (as defined in the Merger Agreement), (ii) the approval, adoption and recommendation of the Merger, and (iii) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 3 hereto.

          Cerberus Capital Management, L.P. entered into a letter agreement, dated November 25, 2003, pursuant to which, in exchange for Cerberus Capital Management, L.P. and its affiliates being provided certain information regarding the Company, Cerberus Capital Management, L.P. agreed that, for a period of eighteen (18) months after November 25, 2003, subject to certain exceptions and other conditions, Cerberus Capital Management, L.P. and its affiliates, unless specifically invited in writing by the Company, shall not, among other restrictions, (i) acquire, offer, propose to acquire, solicit an offer to sell, or agree to acquire any direct or indirect beneficial interest in any voting securities of the Company, or any rights, warrants or options to acquire any voting securities of the Company, (ii) make or participate in any solicitation of proxies to vote, or influence any person in the voting of, the securities of the Company, (iii) form, join or participate in a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act with respect to any voting securities of the Company, (iv) arrange or participate in the financing for the purchase of any voting securities of the Company, or (v) seek to effect a change of control of the Company or any merger, restructuring, business combination or similar transaction involving the Company, in each case as more particularly set forth and described in the letter agreement incorporated by reference as Exhibit 4 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, to the knowledge of GMI Merger and GMI Holding, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule A annexed hereto and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Support Agreement, dated as of February 27, 2004, by and among GMI Merger Corporation and GMI Holding Corporation, and Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P., incorporated by reference to Exhibit 99(d)(2) to the Schedule TO filed by GMI Merger Corporation and GMI Holding Corporation on March 5, 2004.

          2. Support Agreement, dated as of February 27, 2004, by and among GMI Merger Corporation and GMI Holding Corporation, and The Prudential Insurance Company of America, incorporated by reference to Exhibit 99(d)(3) to the Schedule TO filed by GMI Merger Corporation and GMI Holding Corporation on March 5, 2004.

          3. Agreement and Plan of Merger, dated as of February 27, 2004, by and among GMI Merger Corporation and GMI Holding Corporation, and Guilford Mills, Inc., incorporated by reference to Exhibit 99(d)(1) to the Schedule TO filed by GMI Merger Corporation and GMI Holding Corporation on March 5, 2004.

          4. Letter Agreement of Cerberus Capital Management, L.P., dated November 25, 2003, incorporated by reference to Exhibit 99(d)(4) to the Schedule TO filed by GMI Merger Corporation and GMI Holding Corporation on March 5, 2004.

          5. Joint Filing Agreement of GMI Merger Corporation and GMI Holding Corporation, dated as of March 5, 2004.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           March 19, 2004


                                           GMI MERGER CORPORATION


                                       By: /s/ Mark A. Neporent
                                           -------------------------------------
                                           Mark A. Neporent, President


                                           GMI HOLDING CORPORATION


                                       By: /s/ Mark A. Neporent
                                           -------------------------------------
                                           Mark A. Neporent, President



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                                                      SCHEDULE A


              DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF
                 GMI MERGER CORPORATION, GMI HOLDING CORPORATION
                      AND CERBERUS CAPITAL MANAGEMENT, L.P.

The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of GMI Merger Corporation and GMI Holding Corporation are set forth below. The business address of each such director and executive officer is GMI Holding Corporation, c/o Cerberus Capital Management, L.P. ("CCM"), 299 Park Avenue, New York, New York 10171; the telephone number of each such person at such address is (212) 891-2100. All directors and executive officers listed below are citizens of the United States.


                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
    NAME                                    AND EMPLOYMENT HISTORY
--------------------      ------------------------------------------------------

Mark A. Neporent          Mr. Neporent is a director  and the President of  both
                          GMI Merger  Corporation  and GMI Holding  Corporation.
                          For more than the past five years,  Mr.  Neporent  has
                          been the Chief Operating Officer and a Senior Managing
                          Director of CCM and various affiliates of CCM.
Seth P. Plattus           Mr. Plattus is a director and  the Secretary  of  both
                          GMI Merger  Corporation  and  GMI Holding Corporation.
                          For  more than the  past five  years,  Mr. Plattus has
                          been a Managing Director of CCM and various affiliates
                          of CCM.
Dev B. Kapadia            Mr.  Kapadia is a director  and the Vice  President of
                          both  GMI  Merger   Corporation   and   GMI    Holding
                          Corporation and is a Managing  Director of CCM.  Prior
                          to joining CCM  in 2003, Mr. Kapadia spent seven years
                          with The Carlyle Group,  a global  private  investment
                          firm, and Carlyle Management Group,  a private  equity
                          fund  dedicated  to  turnaround  and special situation
                          investments.
Hootan Yaghoobzadeh       Mr. Yaghoobzadeh  is a director and the Vice President
                          of   both  GMI  Merger  Corporation  and  GMI  Holding
                          Corporation  and is a Vice  President of CCM. Prior to
                          joining   CCM  in  2003,   Mr. Yaghoobzadeh   was   an
                          investment professional at The Carlyle Group from 1998 to 2000 and 2002 to 2003. From 2000 to 2002, Mr.
                          Yaghoobzadeh attended business school.

Funds and/or accounts managed by CCM and its affiliates hold, directly or indirectly, 100% of the issued and outstanding equity securities of GMI Holding Corporation. GMI Holding Corporation owns 100% of the issued and outstanding equity securities of GMI Merger. The principal executive offices of CCM are located at 299 Park Avenue, New York, New York 10171. Its telephone number is
(212) 891-2100.

The general partner of CCM is Craig Court GP, LLC, a Delaware limited liability company. The sole managing member of Craig Court GP, LLC is Craig Court, Inc., a New York corporation. The name, present principal occupation or employment and material occupations, positions, offices and employment for the past five years of each of the directors and executive officers of Craig Court, Inc. are set forth below. The business address of each such director and executive officer is Craig Court, Inc., c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171; the telephone number of each such person at such address is (212) 891-2100. All directors and executive officers listed below are citizens of the United States.


                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
    NAME                                    AND EMPLOYMENT HISTORY
--------------------      ------------------------------------------------------

Stephen A. Feinberg       Mr. Feinberg is the sole director  and the  President,
                          Secretary  and  Treasurer  of Craig  Court,  Inc.  Mr.
                          Feinberg is the founder of CCM and  has been the Chief
                          Executive Officer of CCM and various affiliates of CCM
                          for more than the past five years.
William L. Richter        Mr.  Richter is a Vice President of Craig Court,  Inc.
                          Mr. Richter  co-founded CCM  with Mr. Feinberg and has
                          been  a  Senior  Managing  Director of CCM and various
                          affiliates of CCM for more than the past five years.
Mark A. Neporent          Mr. Neporent  is  a  Vice  President  of Craig  Court,
                          Inc.  Mr.  Neporent  has  been  the  Chief   Operating
                          Officer and a Senior Managing Director of CCM and various affiliates of CCM for more than the past five years.

                                                                       Exhibit 5


                       SCHEDULE 13D JOINT FILING AGREEMENT


          THIS SCHEDULE 13D JOINT FILING AGREEMENT (the "Agreement") is made and entered into as of this 5th day of March 2004, by and between GMI Merger Corporation and GMI Holding Corporation.

          Each of GMI Merger Corporation and GMI Holding Corporation hereby agree that the Schedule 13D to which this Agreement is attached is being filed jointly on behalf of each of them pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

          The undersigned have caused this Agreement to be executed as of the date first above written.


                                           GMI MERGER CORPORATION


                                       By: /s/ Mark A. Neporent
                                           -------------------------------------
                                           Mark A. Neporent, President


                                           GMI HOLDING CORPORATION


                                       By: /s/ Mark A. Neporent
                                           -------------------------------------
                                           Mark A. Neporent, President